

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Jocelyn Nicholas
President and Chief Executive Officer
Envoy Group Corp.
3811 Alden Way,
Sarasota, FL. 34232

> **Re: Envoy Group Corp.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2013**
> **File No. 333-188785**

Dear Ms. Nicholas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the substantial similarity between the registration statement filed by Envoy Group Corp. and the registration statement filed by First Xeris Corp. (File No. 333-188061), including, but not limited to, disclosure, development stage of the proposed business, location of the executive office in Sarasota, Florida, capital structure and size of the offering. Item 405 of Regulation C defines the term promoter to include "any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer." Accordingly, it would appear that a common promoter(s) may exist between the two filings. Please advise in your response letter and disclose the identity of any promoter(s).

2.   Please disclose why you have set the price per share at an amount that involves a quarter-cent.

Jocelyn Nicholas
Envoy Group Corp.
June 19, 2013
Page 2

3.   It appears that you are a "shell company" pursuant to Rule 405 of the Securities Act. We note that you have no operations and nominal assets. Please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

4.   Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. We note your statement on page 20 that you have no plans to "combine with another business."

5.   Please revise throughout to avoid excessive repetition of disclosure. For example, we note that the statement that the company had $8,908 in assets at April 30 is made 8 times in the document. The disclosure regarding the need to raise $575,000 in capital is made approximately 20 times. Instead of simply repeating these two statements of your financial condition and financing requirements, provide specific disclosure of what this means and how the minimum capital you need will be used to further your business plans.

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, where or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page, page 1

7.   We note that there is no minimum amount of common stock that must be sold by the company. Please add a statement that potential investors may end up holding shares in a company that:

- has not received enough proceeds from the offering to begin operations; and
- has no market for its shares.

8.   Please revise to clarify the statement that investors "will have no assurance that any monies besides themselves will be subscribed to the prospectus."

9.   Please disclose the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

Business Summary, page 4

10.   Please revise here and throughout the prospectus to clarify your business plan, your
        expected timing, and your need for future funding. Disclose the minimum amount of
        funding you need to have an operating business and to meet your reporting requirements.
        Discuss what will happen in the event that you do not raise that amount. Discuss with
        specificity what each level of funding will accomplish in advancing your operations and
        business plan. Provide a detailed discussion of these matters in your Management's
        Discussion and Analysis section based upon the sale of 25%, 50%, 75% and 100% of the
        shares being offered. For example, you state in the third paragraph that you anticipate a
        cash burn rate of $1,000 per month, at which rate the full proceeds of $37,500 would last
        38 months. Yet you state in the following paragraph that $37,500 would only satisfy
        your "basic subsistence level, cash requirements for up to 12 months." Please revise to
        reconcile these statements and explain what is meant by "basic subsistence level."
        Moreover, you frequently refer in the filing to the need to raise $575,000 to execute your
        business plan over the next 18 months. You need to clarify, for example, at what level of
        development of the business you foresee the full proceeds lasting 38 months, compared to
        lasting 12 months, compared to full development of your strategy. Furthermore, on page
        5 you state that if you obtain the full proceeds of this offering you will have the necessary
        capital to develop your business plan, while on page 7 you state that you must raise the
        full proceeds of this offering in order to continue operating through 2013. Please revise
        to reconcile all these statements.

11.   On page 11 you state that you are unable to provide a timetable for the implementation of
        your business plan, yet you frequently refer to a period of 18 months. Please clarify the
        significance of that period of time.

12.   You state that 50% of the proceeds of the offering would last 11 months and 19 months.
        Please clarify.

13.   Please clarify what you mean when you state that the expenses of the offering, estimated
        at $9,000, "are being paid for by us." If this refers to use of existing cash, please clarify
        in light of your disclosure on page 29 that current cash on hand is $6,402.

14.   Revise your summary to discuss management's reasons for becoming a public, reporting
        company at this time in the company's development in light of the following:
        ● The company was only incorporated less than two months before you filed the
          registration statement;
        ● Your sole officer and director has no experience developing an adult day care
          center;
        ● Your sole officer and director has no experience managing a public, reporting
          company;

- Your sole officer and director will be devoting limited time to the development of the company;
- It does not appear that you have a fully developed business plan;
- Even if all the shares being offered are sold, the proceeds of the offering will be insufficient to commercialize your business or develop your business strategy;
- The expenses for the offering are approximately $9,000, and this amount exceeds your current assets;
- Your sole officer and director has no experience in capital raising and is unable to identify in any detail the steps you will take to obtain the financing required to execute your business plan.

Discuss the pros and cons of becoming a public, reporting company, including management's estimate of the increased expenses of publicly reporting.

15. You state that you intend to "open Adult Day Care Centers in target areas across the United States." Please clarify this statement by disclosing in what location you intend to open the first center and under what circumstances you foresee opening additional centers.

Risk Factors

16. Please revise your risk factor disclosure to address the risks specific to the company and its proposed plan to develop adult day care centers. Currently your risk factor disclosure could apply to any development stage company in any proposed business. In fact, we note that your risk factor disclosure is substantially identical to the risk factor disclosure provided by First Xeris Corp. in its registration statements on Form S-1 filed on April 22, 2013 (File No. 333-188061).

The company's election to not opt out of the JOBS Act extended transition period…, page 6

17. Please revise the second paragraph of this risk factor. The matters discussed do not flow from the fact that the company has elected to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)(2)(B) of the Act. Rather, the matters flow from the fact that the company qualifies as an emerging growth company.

We are unable to provide a time table for the implementation of our business plan…, page 11

18. Please revise to clarify the reason or reasons why you are unable to provide even a contingent timetable for the development of your business plan. If you are merely saying that your business plan is entirely contingent on obtaining funding of $575,000, please state this clearly and revise your MD&A to provide a more specific timetable in terms of months and costs, noting the funding contingency. If there are other reasons you are unable to provide a timetable, please state these clearly.

If our registration statement is declared effective…, ,page 12

19.   It is not clear why, if you cannot maintain reporting status with the Commission, you would have to cease all efforts to develop the company. Please clarify.

Determination of Offering Price, page 16

20.   You refer here and elsewhere to "recycling business companies" and on page 26 to "an electronic waste facility" and "electronic waste operations." Please revise to clarify.

Business Description, page 20

21.   You state that all aspects of your business plan are "scalable." Please revise to clarify this term with examples, and with reference to the need for an additional $575,000 "in order to generate significant revenues." This statement appears to contradict your disclosure in the risk factor on page 11, "We are unable to provide a time table…" where you state that "virtually all aspects of our business plan must be executed concurrently or near concurrently." Please clarify.

22.   Please substantiate how to intend to develop your intended business. For example, discuss the timing and funding needed to hire nurses and other employees, obtain capital assets and implement the services and activities described on pages 20 – 22. Explain how your sole officer and director intends to develop the business as described, and discuss any relevant experience she has in each area.

Government Regulations, page 23

23.   We note that you intend to provide nursing and spa services. Please discuss the relevant federal, state and local regulations applicable to these services in your intended market.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Plan of Operations, page 26

24.   Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Jocelyn Nicholas
Envoy Group Corp.
June 19, 2013
Page 6

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

25.   We note that the firm of Messineo & Co, CPAs, LLC is the firm that signed your audit
        report as your Independent Registered Accounting Firm. We note that there is no firm by
        that name licensed by the State of Florida but that the firm of Drake Klein & Messineo
        CPAs PA is licensed by the State of Florida. We also note that the firm of Messineo &
        Co, CPAs, LLC is not registered with the PCAOB, but that the firm of Drake & Klein
        CPAs PA is registered with the PCAOB. Please tell us how you determined that the firm
        of Messineo & Co, CPAs, LLC is qualified to report on your financial statements
        pursuant to Rule 2-01 of Regulation S-X.

Exhibit 5.1 Opinion of Counsel

26.   Please have counsel provide a legality opinion with respect to Envoy Group Corp. rather
        than First Xeris Corp..

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Angela Collette
        Attorney and Counselor at Law